SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [X]

         Pre-Effective Amendment No.                                       [ ]

         Post-Effective Amendment No.                         (File No. )  [ ]
                                                 ---------

                                                  and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         Amendment No.              1       (File No. 811-7195)            [X]
                               ---------

                        (Check appropriate box or boxes)

                  AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)

                   American Enterprise Life Insurance Company
--------------------------------------------------------------------------------
                               (Name of Depositor)

80 South 8th Street, P.O. Box 534, Minneapolis, MN                    55440-0534
--------------------------------------------------------------------------------
(Address of Depositor's Principal Executive Offices)                  (Zip Code)

Depositor's Telephone Number, including Area Code                 (612) 671-3678
--------------------------------------------------------------------------------

          Mary Ellyn Minenko, IDS Tower 10, Minneapolis, MN 55440-0010
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

It is proposed that this filing will become effective:  As soon as practicable

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.

Prospectus
__________________________, 1999

Asset Allocation Variable Annuity
A flexible premium deferred combination fixed/variable annuity.


American Enterprise Variable Annuity Account


Issued by: American Enterprise Life Insurance Company
Administrative Offices: 80 South Eighth Street, P.O. Box 534,
Minneapolis, MN 55440-0534
Telephone:  800-333-3437

This prospectus contains information that you should know before investing. You also will receive the prospectus for the variable insurance trust. Please read both prospectuses carefully and keep them for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in this annuity is not a deposit of the bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this annuity involves investment risk including the possible loss of principal.

A Statement of Additional Information (SAI), dated ________, 1999, incorporated by reference into this prospectus and filed with the Securities and Exchange Commission (SEC), is available without charge by contacting American Enterprise Life at the telephone number above or by completing and sending the order form on the last page of this prospectus. The table of contents of the SAI is on the last page of this prospectus.

                                Table of contents


Key terms..................................................................
The annuity in brief.......................................................
Expense summary............................................................
Financial statements.......................................................
Performance information....................................................
The variable account.......................................................
The funds..................................................................
     [To be filed by amendment]............................................
The fixed account..........................................................
Buying your annuity........................................................
     The retirement date...................................................
     Beneficiary...........................................................
     Purchase payment amounts..............................................
     How to make payments..................................................
Charges....................................................................
     Contract administrative charge........................................
     Variable account administrative charge................................
     Mortality and expense risk fee........................................
     Withdrawal charge.....................................................
     Waiver of withdrawal charge...........................................
     Premium taxes.........................................................
Valuing your investment....................................................
     Number of units.......................................................
     Accumulation unit value...............................................
     Net investment factor.................................................
     Factors that affect variable subaccount accumulation units............
Making the most of your annuity............................................
     Automated dollar-cost averaging.......................................
     Transferring money between subaccounts................................
     Transfer policies.....................................................
     Two ways to request a transfer or a withdrawal........................
Withdrawals from your contract.............................................
     Withdrawal policies...................................................
     Receiving payment when you request a withdrawal.......................
Changing ownership.........................................................
Benefits in case of death..................................................
The annuity payout period..................................................
     Annuity payout plans..................................................
     Death after annuity payouts begin.....................................

Taxes......................................................................
     Tax qualification.....................................................
Voting rights..............................................................
Substitution of investments................................................
Distribution of the contract...............................................
About American Enterprise Life.............................................
     Legal proceedings.....................................................
Year 2000 .................................................................
Regular and special reports................................................
     Services..............................................................
Appendix A - Example of Dollar Cost Averaging .............................
Table of contents of the Statement of Additional Information...............

Key terms

These terms can help you understand details about your annuity.


Accumulation unit - An accounting unit of measure used to calculate the variable account contract value before annuity payouts begin.

American Enterprise Life - In this prospectus, "we," "us," "our" and "American Enterprise Life" refer to American Enterprise Life Insurance Company.


Annuitant - The person on whose life or life expectancy the annuity payouts are based.

Annuity payouts - An amount paid at regular intervals under one of several plans available to the owner and/or any other payee. This amount may be paid on a variable or fixed basis.


Annuity unit - An accounting unit of measure used to calculate the value of annuity payments from the variable account on or after annuity payouts begin.

Beneficiary - The person designated to receive benefits in case of the owner's or annuitant's death while the contract is in force and before annuity payouts begin.


Close of business - When the New York Stock Exchange (NYSE) closes, normally 3 p.m. Central time.


Contract value - The total value of your annuity before any applicable withdrawal charge and any contract administrative charge have been deducted.

Contract year - A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

Fixed account - An account to which you may allocate purchase payments. Amounts allocated to this account earn interest at rates that are declared periodically by American Enterprise Life.


Funds- Funds and portfolios that are investment options under your annuity. Each asset allocation fund seeks to achieve its objectives by investing in a combination of underlying mutual funds. Each other fund seeks to achieve its objectives by investing primarily in fixed income or money market securities, in equity securities or in a combination of both. You may allocate your purchase payments into variable subaccounts investing in shares of any or all of these funds (See "The funds").

Owner (you, your) - The person who controls the annuity (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the annuity's benefits.



Qualified annuity - An annuity that you purchase for one of the following retirement plans that is subject to applicable federal law and any rules of the plan itself:


o Individual Retirement Annuities (IRAs), including Roth IRAs
o Simplified Employee Pension Plans (SEPs)

All other annuities are considered nonqualified annuities.

Retirement date - The date when annuity payouts are scheduled to begin.


Valuation date - Any normal business day, Monday through Friday, that the NYSE is open. The value of each variable subaccount is calculated at the close of business on each valuation date.


Variable account - Consists of separate subaccounts to which you may allocate purchase payments; each subaccount invests in shares of one fund (See "The variable account"). The value of your investment in each variable subaccount changes with the performance of the fund.

Withdrawal value - The amount you are entitled to receive if you make a full withdrawal from your annuity. It is the contract value minus any applicable withdrawal charge and contract administrative charge.

The annuity in brief

Purpose: The purpose of the annuity is to allow you to accumulate money for retirement. You do this by making one or more investments (purchase payments) that may earn returns that increase the value of the annuity. The annuity provides lifetime or other forms of payouts to you or to anyone you designate beginning at a specified date (the retirement date). As in the case of other annuities, it may not be advantageous for you to purchase this annuity as a replacement for, or in addition to an existing annuity.

Issuer: American Enterprise Life Insurance Company, the issuer of the annuity, is a subsidiary of IDS Life Insurance Company (IDS Life), which is a subsidiary of American Express Financial Corporation (AEFC).

Free look period: You may return your annuity to your sales representative or to our Minneapolis administrative offices within the time stated on the first page of your contract and receive a full refund of the contract value. No charges will be deducted. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (Exception: If the law so requires, we will refund all of your purchase payments.)

Accounts: Currently, you may allocate your purchase payments among any or all of:


o the subaccounts of the variable account, each of which invests in a fund with a particular investment objective. The value of each variable subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total of purchase payments allocated to the variable subaccounts. (p. )


o the fixed account, which earns interest at a rate that is adjusted periodically by American Enterprise Life. (p. )

Buying the annuity: Your sales representative will help you complete and submit an application. Applications are subject to acceptance at our Minneapolis administrative offices. You may buy a nonqualified annuity or a qualified annuity. You must make an initial lump-sum payment. You have the option of making additional payments in the future. Some states have time limitations for making additional payments. (p. )

o    Minimum initial purchase payment - $1,000
o    Minimum additional purchase payment - $100
o Maximum first-year purchase payments (without prior approval) - $2,000,000 (for issue ages 0 to 85)
          $50,000 (for issue ages 86 to 90)

o    Maximum  additional  annual  purchase  payments  (without prior approval) -
          $50,000

Transfers: Subject to certain restrictions you currently may redistribute your money among accounts without charge at any time until annuity payouts begin, and once per contract year among the variable subaccounts thereafter. You may establish automated transfers among the fixed account and variable subaccount(s). Fixed account transfers are subject to special restrictions.(p.)


Withdrawals: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if withdrawals are made prior to your reaching age 59 1/2) and may have other tax consequences; also, certain restrictions apply. (p. )


Changing ownership: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changes of ownership of a qualified annuity. (p. )


Payment in case of death: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. )


Annuity payouts: You can apply the contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet the requirements of the qualified plan. Payouts may be made on a fixed or variable basis, or both. Total monthly payouts may include amounts from each variable subaccount and the fixed account. (p. )

Taxes: Generally, your annuity grows tax-deferred until you make withdrawals from it or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. Roth IRAs, however, may grow tax free if you meet certain distribution requirements. (p.)

Charges: Your annuity is subject to a:

o    $30 annual contract administrative charge;

o    0.15% variable account administrative charge;

o    1.25% mortality and expense risk fee;


o    withdrawal charge; and


o any premium taxes that may be imposed on us by state or local governments. Currently, we deduct any applicable premium tax when you make a total withdrawal or when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments.(p.)

Expense summary

The purpose of this table is to help you understand the various costs and expenses associated with your annuity.


You pay no sales charge when you purchase your annuity. All costs that you bear directly or indirectly for the variable subaccounts and funds are shown below. Some expenses may vary as explained under "Charges."


Contract owner expenses:


Withdrawal charge (contingent deferred sales charge as a percentage of purchase payment withdrawn)

               Years from                          Withdrawal charge
            payment receipt                            percentage
                   1                                       6%
                   2                                       6%
                   3                                       5%
                   4                                       5%
                   5                                       4%
                   6                                       3%
                   7                                       2%
               Thereafter                                  0%

Annual contract administrative charge                $30

Variable account annual expenses

         Variable account administrative charge
         (as a percentage of average daily net assets) .............0.15%

         Mortality and expense risk fee
         (as a percentage of average daily net assets ..............1.25%


Total variable account annual expenses..............................1.40%

Annual operating expenses of underlying mutual funds
(management fees and other expenses deducted as a percentage of average net assets as follows:)


[Expense information to be filed by amendment]

                         Fund 1       Fund 2       Fund 3       Fund 4     Fund 5        Fund 6       Fund 7       Fund 8

Management fees          0.00%        0.00%        0.00%        0.00%       0.00%        0.00%        0.00%        0.00%

Other expenses           0.00         0.00         0.00         0.00        0.00         0.00         0.00         0.00

Total                    0.00%        0.00%        0.00%        0.00%       0.00%        0.00%        0.00%*       0.00%

                         Fund 9       Fund 10     Fund 11      Fund 12     Fund 13      Fund 14     Fund 15     Fund 16

Management fees          0.00%        0.00%        0.00%       0.00%        0.00%        0.00%       0.00%        0.00%

Other expenses           0.00         0.00         0.00        0.00         0.00         0.00        0.00         0.00

Total                    0.00%        0.00%        0.00%       0.00%        0.00%        0.00%       0.00%        0.00%




Example:*

              Fund 1        Fund 2        Fund 3      Fund 4      Fund 5         Fund 6       Fund 7      Fund 8

You would pay the following expenses on a $1,000 investment, assuming 5% annual return and full withdrawal at the end of each time period:

1 year         $ 00.00        $ 00.00      $ 00.00    $ 00.00      $ 00.00         $ 00.00   $ 00.00       $ 00.00

3 years         000.00         000.00       000.00     000.00       000.00          000.00    000.00        000.00

5 years         000.00         000.00       000.00     000.00       000.00          000.00    000.00        000.00

10 years        000.00         000.00       000.00     000.00       000.00          000.00    000.00        000.00

You would pay the following expenses on the same investment assuming no withdrawal or selection of an annuity payout plan at the end of each time period:

1 year        $ 00.00       $ 00.00       $ 00.00     $ 00.00     $ 00.00        $ 00.00     $ 00.00      $ 00.00

3 years         00.00         00.00         00.00       00.00       00.00          00.00       00.00        00.00

5 years        000.00        000.00        000.00      000.00      000.00         000.00      000.00       000.00

10 years       000.00        000.00        000.00      000.00      000.00         000.00      000.00       000.00


              Fund 9        Fund 10       Fund 11     Fund 12     Fund 13        Fund 14      Fund 15     Fund 16

You would pay the following expenses on a $1,000 investment, assuming 5% annual return and full withdrawal at the end of each time period:

1 year         $ 00.00        $ 00.00      $ 00.00    $ 00.00      $ 00.00         $ 00.00   $ 00.00       $ 00.00

3 years         000.00         000.00       000.00     000.00       000.00          000.00    000.00        000.00

5 years         000.00         000.00       000.00     000.00       000.00          000.00    000.00        000.00

10 years        000.00         000.00       000.00     000.00       000.00          000.00    000.00        000.00



You would pay the following expenses on the same investment assuming no withdrawal or selection of an annuity payout plan at the end of each time period:

1 year        $ 00.00       $ 00.00       $ 00.00     $ 00.00     $ 00.00        $ 00.00     $ 00.00      $ 00.00

3 years         00.00         00.00         00.00       00.00       00.00          00.00       00.00        00.00

5 years        000.00        000.00        000.00      000.00      000.00         000.00      000.00       000.00

10 years       000.00        000.00        000.00      000.00      000.00         000.00      000.00       000.00

*    In  this  example,  the  $30  annual  contract   administrative  charge  is
     approximated  as a .000%  charge  based on the average  estimated  contract size.

This example should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown


Financial statements


The SAI contains the audited financial statements of American Enterprise Life including:

-        [To be filed by amendment]

The SAI does not include financial statements of the subaccounts because they are new and do not have any assets.


Performance information


Performance information for the variable subaccounts may appear from time to time in advertisements or sales literature. In all cases, this information reflects the performance of a hypothetical investment in a particular subaccount during a particular time period. We show performance from the commencement date of the funds as if the annuity had existed at that time. Past performance does not guarantee future results. Currently, we do not provide any performance information for the subaccounts because they are new and have not had any activity to date.


Calculations are performed as follows:


Yield - for subaccounts investing in income funds: Net investment income (income less expenses) per accumulation unit during a given 30-day period is divided by the value of the unit on the last day of the period. The result is converted to an annual percentage.

Average annual total return: Expressed as an average annual compounded rate of return of a hypothetical investment over a period of one, five and 10 years (or up to the life of the subaccount if it is less than 10 years old). This figure reflects deduction of all applicable charges, including: the contract administrative charge; variable account administrative charge; mortality and expense risk fee; and withdrawal charge (assuming a full withdrawal at the end of the illustrated period). Optional average annual total return quotations may be made that do not reflect a withdrawal charge deduction (assuming no withdrawal). Average annual total return may be shown by means of schedules, charts or graphs.

Cumulative total return: Represents the cumulative change in the value of an investment over a specified period of time (reflecting change in a subaccount's accumulation unit value). The calculation assumes reinvestment of investment earnings and reflects the deduction of all applicable charges, including: the contract administrative charge; mortality and expense risk fee; variable account administrative charge; and withdrawal charge (assuming a withdrawal at the end of the illustrated period). Optional cumulative total return quotations may be made that do not reflect a withdrawal charge deduction (assuming no withdrawal). Cumulative total return may be shown by means of schedules, charts or graphs.

You should consider performance information in light of the investment objectives and policies, characteristics and quality of the fund in which the subaccount invests and the market conditions during the given time period. Such information is not intended to indicate future performance. Because advertised yields and total return figures include all annuity charges that have the effect of decreasing advertised performance, you should not compare subaccount performance to that of mutual funds that sell their shares directly to the public. (See the SAI for a further description of methods used to determine total return for the subaccounts.)


If you would like additional information about actual performance, contact American Enterprise Life at the address or telephone number on the cover.

The variable account


You may allocate purchase payments to any or all of the subaccounts of the variable account that invest in shares of the following funds:

                                                                     Subaccount
[To be filed by amendment]

We reserve the right to limit the maximum number of subaccounts to which you can allocate purchase payments or contract value at any time.

The variable account also includes other subaccounts that are available under annuities not described in this prospectus. The variable account meets the definition of a separate account under federal securities laws. Income, capital gains and capital losses of each subaccount are credited or charged to that subaccount. State insurance law provides that we will not charge a variable subaccount with liabilities of any other variable subaccount or of our general business.

The U.S. Treasury and the IRS have indicated that they may provide additional guidance on investment control. This concerns how many variable subaccounts an insurance company may offer and how many exchanges among variable subaccounts it may allow before the owner would be currently taxed on income earned within variable subaccount assets. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the annuity, as necessary, so that the owner will not be subject to current taxation as the owner of the variable subaccount assets.

We intend to comply with all federal tax laws so that each annuity continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the annuity as necessary to comply with any new tax laws.


The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of American Enterprise Life.

The funds



[To be filed by amendment]

The assets of each asset allocation fund are invested in underlying mutual funds. For this reason, the investment performance of each asset allocation fund is directly related to the investment performance of the underlying mutual funds in which it invests. Each asset allocation fund's ability to meet its investment objectives is directly related to the ability of the underlying mutual funds to meet their objectives as well as to the allocation among those underlying mutual funds.

The investment adviser cannot guarantee that the asset allocation funds, the underlying mutual funds or the other funds will meet their investment objectives nor is there any guarantee that your contract value will equal or exceed the total purchase payments you made. Please read the variable insurance trust prospectus for complete information on investment risks, deductions, expenses and other facts you should know before investing. You should consider carefully, and on a continuing basis, which funds are best suited to your long-term investment needs. Some funds involve more risk than others, so please monitor your investment. The variable insurance trust prospectus is available by contacting American Enterprise Life at the administrative offices address or telephone number on the front of this prospectus.

The investment objectives and policies of some of the funds are similar to the investment objectives and policies of other funds that the investment adviser or its affiliates manage. Although the objectives and policies may be similar, the investment results of one fund may be higher or lower than the results of the other fund. The investment adviser cannot guarantee, and makes no representation, that the investment results of similar funds will be comparable even if the funds have the same investment adviser, manager or sponsor.

All funds are available to serve as investment options under variable annuities, variable life insurance contracts and qualified plans. It is conceivable that in the future it may be disadvantageous for variable annuity accounts, variable life insurance accounts and/or qualified plans to invest in the available funds simultaneously. Although American Enterprise Life and the funds currently do not foresee any such disadvantages, the Trust Board of the funds will monitor events in order to identify any material conflicts between such annuity owners, policy owners and qualified plans and to determine what action, if any, should be taken in response to a conflict. If the Board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and qualified plan accounts, the variable annuity contract holders would not bear any expenses associated with establishing separate funds. Please refer to the variable insurance trust prospectus for risk disclosure regarding mixed and shared funding.

The Internal Revenue Service (IRS) has issued final regulations relating to the diversification requirements under Section 817(h) of the Internal Revenue Code of 1986, as amended (Code). Each fund intends to comply with these requirements.

The fixed account

You also may allocate purchase payments to the fixed account. American Enterprise Life backs the principal and interest guarantees relating to the fixed account. The value of the fixed account increases as interest is credited to the account. Purchase payments and transfers to the fixed account become part of the general account of American Enterprise Life, the company's main portfolio of investments. We credit and compound interest daily to produce an effective annual interest rate. We may change the interest rate from time to time. However, we guarantee that the rate will not be less than a 3% effective annual interest rate and that we will not change the rate we credit to any portion of the fixed account contract value more than once each year.

Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 (1933 Act), nor is the fixed account registered as an investment company under the 1940 Act. Accordingly, neither the fixed account nor any interests in it are generally subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this prospectus that relate to the fixed account. Disclosures regarding the fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. (See "Transfer policies" for restrictions on transfers involving the fixed account).

Buying your annuity


Your sales representative will help you prepare and submit your application, and send it along with your initial purchase payment to our Minneapolis administrative office. As the owner, you have all rights and may receive all benefits under the contract. Your nonqualified annuity can be owned in joint tenancy only in spousal situations. A qualified annuity cannot be owned in joint tenancy. You can buy an annuity or become an annuitant if you are 90 or younger (63 or younger for qualified annuities purchased in Maryland and Washington).


When you apply, you may select:

o    the fixed account and/or subaccount(s) in which you want to invest;
o    how you want to make purchase payments;
o    the date you want to start receiving annuity payouts (the retirement date);
     and
o    a beneficiary.


If your application is complete, we will process it and apply your purchase payment to the fixed account and subaccount(s) you selected within two business days after we receive it at our Minneapolis administrative offices. If we accept your application, we will send you a contract. If we cannot accept your application within five business days, we will decline it and return your payment. We will credit additional purchase payments to your account(s) at the next close of business after we receive your payments at our Minneapolis administrative offices.


You may make monthly payments to your annuity under a Systematic Investment Plan
(SIP). To begin the SIP, you will complete and send a form and your first payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.


In most states, additional purchase payments may be made to nonqualified and qualified annuities until the retirement date.

The retirement date
Annuity payouts are scheduled to begin on the retirement date. This date can be aligned with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You can also change the date, provided you send us written instructions at least 30 days before annuity payouts begin.


For nonqualified annuities and Roth IRAs, the retirement date must be:


o    no earlier than the 60th day after the contract's effective date; and
o no later than the annuitant's 85th birthday (or the 10th contract anniversary, if later).


For qualified annuities (except Roth IRAs), to avoid IRS penalty taxes, the retirement date generally must be:


o    on or after the annuitant reaches age 59 1/2; and
o by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2.

If you are taking the minimum IRA distribution as required by the Code from another tax-qualified investment, or in the form of partial withdrawals from this annuity, annuity payouts can start as late as the annuitant's 85th birthday or the 10th contract anniversary, if later.

Beneficiary
If death benefits become payable before the retirement date while the contract is in force and before annuity payouts begin, your named beneficiary will receive all or part of the contract value. If there is no named beneficiary, then you or your estate will be the beneficiary. (See "Benefits in case of death" for more about beneficiaries.)

Purchase payment amounts
Minimum initial purchase payment (includes SIPs):  $1,000

Minimum additional purchase payment (includes SIPs):  $100

Maximum first-year purchase payments:
         $2,000,000 (for issue ages 0 to 85 without prior approval) $50,000 (for issue ages 86 to 90 without prior approval)

Maximum annual purchase payments after the first year:
         $50,000 (without prior approval)


How to make payments
By letter

Send your check along with your name and contract number to:

         Regular mail:
         American Enterprise Life Insurance Company
         80 South Eighth Street
         P.O. Box 534
         Minneapolis, MN 55440-0534

         Express mail:
         American Enterprise Life Insurance Company
         Attention: Unit 829
         733 Marquette Avenue
         Minneapolis, MN 55402

         By SIP:


         Contact your sales representative to complete the necessary SIP paperwork.


Charges


Contract administrative charge
We charge this fee for establishing and maintaining your records. We deduct $30 from the contract value on your contract anniversary at the end of each contract year. This charge is prorated among the subaccounts and the fixed account in the same proportion your interest in each account bears to your total contract value. We will waive this charge when the contract value is $50,000 or more on the current contract anniversary. If you take a full withdrawal from your contract, we will deduct the $30 annual charge at the time of withdrawal regardless of contract value. We cannot increase the annual contract charge and it does not apply after annuity payouts begin or when we pay death benefits.

Variable account administrative charge
We apply this charge daily to the variable subaccounts. It is reflected in the unit values of the subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

Mortality and expense risk fee
We apply this charge daily to the variable subaccounts. It is reflected in the unit values of the subaccounts and it totals 1.25% of their average daily net assets on an annual basis. This fee covers the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. This fee does not apply to the fixed account.

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long the entire group of American Enterprise Life annuitants live. If, as a group, American Enterprise Life annuitants outlive the life expectancy we have assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, American Enterprise Life annuitants do not live as long as expected, we could profit from the mortality risk fee. Expense risk arises because we cannot increase the contract administrative charge and variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets.


We may use any profits realized from the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed in the following paragraphs, will cover sales and distribution expenses.

Withdrawal charge
If you withdraw part or all of your contract, you may be subject to a withdrawal charge. The withdrawal amount you request is determined by drawing from your total contract value in the following order:


1. First, we withdraw up to 10% of your prior anniversary contract value that you have not yet withdrawn during this contract year. There is no withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the annual 10% free withdrawal amount described in number 1 above. Contract earnings are contract value minus all purchase payments received and not previously withdrawn. There is no withdrawal charge on this amount.

3. Next, we withdraw purchase payments received eight or more years before the withdrawal and not previously withdrawn. There is no withdrawal charge on purchase payments received eight or more years before withdrawal.

4. Finally, if necessary, we withdraw purchase payments received in the seven years before the withdrawal on a "first-in, first-out" (FIFO) basis. There is a withdrawal charge on these payments. We determine your withdrawal charge by multiplying each of these payments by the applicable withdrawal charge percentage, and then totaling the withdrawal charges.

The withdrawal charge percentage depends on the number of years since you made the payment(s) withdrawn.

          Years from                Withdrawal charge
       payment receipt                 percentage
              1                            6%
              2                            6%
              3                            5%
              4                            5%
              5                            4%
              6                            3%
              7                            2%
          Thereafter                       0%


Withdrawal charge calculation example

The following is an example of the calculation we would make to determine the withdrawal charge on a contract with this history:



o The contract date is July 1, 1999 with a contract year of July 1 through June 30 and with an anniversary date of July 1 each year; and

o We received these payments - $10,000 July 1, 1999, $8,000 Dec. 31, 2005 and $6,000 Feb. 20, 2007; and

o The owner withdraws the contract for its total withdrawal value of $38,101 on Aug. 5, 2009 and had not made any other withdrawals during that contract year; and

o    The prior anniversary July 1, 2008 contract value was $38,488.


         Withdrawal charge                                         Explanation
                 $0                   $3,848.80 is 10% of the prior anniversary contract value withdrawn without withdrawal charge; and

                 0                    $10,252.20 is contract earnings in excess of the 10% free withdrawal amount withdrawn without withdrawal charge; and


                 0 $10,000 July 1, 1999 payment was received eight or more years before withdrawal and is withdrawn without withdrawal charge;
                                      and

                400                   $8,000 Dec. 31, 2005 payment is in its fourth year from receipt, withdrawn with a 5% withdrawal charge; and

                300                   $6,000 Feb. 20, 2007 payment is in its third year from receipt withdrawn with a 5% withdrawal charge.

-------------------------------------
                $700

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually withdraw from your contract value will be the amount you request plus any applicable withdrawal charge. The withdrawal charge is applied to this total amount. We pay you the amount you requested. If you take a full withdrawal from your contract, the $30 contract charge also will be deducted.


Waiver of withdrawal charge There are no withdrawal charges for:


o withdrawals during the year totaling the greater of 10% of your prior contract anniversary contract value or contract earnings;
o required minimum distributions from a qualified annuity (for those amounts required to be distributed from the annuity described in this prospectus);
o    contracts settled using an annuity payout plan;
o    death benefits.
o withdrawals you make under your contract's "Waiver of Withdrawal Charges" provision. To the extent permitted by state law, your contract will include this provision when the owner and annuitant are under age 76 on the date we issue the contract. We will waive withdrawal charges that are normally assessed upon full or partial withdrawal if you provide proof satisfactory to us that, as of the date you request the withdrawal, you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. (See your annuity contract for additional conditions and restrictions on this waiver.)
o withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.


Possible group reductions: In some cases, lower sales and administrative expenses may be incurred due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges.
However, we expect this to occur infrequently.


Premium taxes
Certain state and local governments impose premium taxes (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was sold. Currently, we deduct any applicable premium tax when you make a full withdrawal from your contract or when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments.


Valuing your investment


Here is how we value your fixed account and variable subaccounts:

Fixed account: We value the amounts allocated to the fixed account directly in dollars. The fixed account value equals:

o the sum of your purchase payments and transfer amounts allocated to the fixed account; plus
o    interest credited; minus
o the sum of amounts withdrawn (including any applicable withdrawal charges) and amounts transferred out; and minus
o    any prorated contract administrative charge.

Variable subaccounts: We convert amounts allocated to the variable subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the variable subaccounts, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, each time you take a partial withdrawal, transfer amounts out of a variable subaccount or are assessed a contract administrative charge, we subtract a certain number of accumulation units from your contract.

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the underlying fund. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the underlying fund and on certain fund expenses. Here is how accumulation unit values are calculated:

Number of units
To calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.


Accumulation unit value
The current accumulation unit value for each variable subaccount equals the last value times the subaccount's current net investment factor.


Net investment factor
The net investment factor is determined by:

o adding the underlying fund's current net asset value per share plus per-share amount of any current dividend or capital gain distribution; then
o    dividing that sum by the previous net asset value per share; and
o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the underlying fund may fluctuate, the unit value may increase or decrease. You bear all the investment risk in a variable subaccount.


Factors that affect variable subaccount accumulation units
Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:


o        additional purchase payments allocated to the variable subaccount(s);
o        transfers into or out of the variable subaccount(s);
o        partial withdrawals;
o        withdrawal charges; and/or
o        prorated portions of the contract administrative charge.


Accumulation unit values will fluctuate due to:


o    changes in net asset value of underlying fund(s);
o    dividends distributed to the variable subaccount(s);
o    capital gains or losses of underlying fund(s);
o    fund operating expenses;
o    mortality and expense risk fees; and/or
o    variable account administrative charges.

Making the most of your annuity


Automated dollar-cost averaging
Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might have a set amount transferred monthly from a relatively conservative variable subaccount to a more aggressive one, or to several others, or from the fixed account to one or more variable subaccounts. You also can obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the underlying funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

Dollar-cost averaging does not guarantee that any variable subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your sales representative. Some restrictions apply. (See Appendix A for an example of how dollar cost averaging works.)


Transferring money between subaccounts
You may transfer money from any one subaccount, or the fixed account, to another before annuity payouts begin. (Certain restrictions apply to transfers involving the fixed account.) We will process your transfer request at the next close of business after we receive it. There is no charge for transfers. Before making a transfer, you should consider the risks involved in switching investments.


We may suspend or modify transfer privileges at any time. In addition, we may modify or restrict the right to transfer contract values between the subaccounts if we determine, in our sole discretion, that the exercise of that right by one or more contract owners is, or would be, to the disadvantage of other contract owners. Any modification could be applied to transfers to or from some or all of the subaccounts. These modifications could include, but not be limited to: the requirement of a minimum time period between each transfer, not accepting transfer requests of a sales representative acting under a power of attorney on behalf of more than one contract owner; or limiting the dollar amount that may be transferred between the subaccounts and the fixed account by a contract owner at any one time. We may apply these modifications or restrictions in any reasonable manner to prevent transfers we consider to be to the disadvantage of other contract owners. (For information on transfers after annuity payouts begin, see "Transfer policies.")


Transfer policies
o You may transfer contract values between the variable subaccounts or from the subaccount(s) to the fixed account at any time. However, if you have made a transfer from the fixed account to the subaccount(s), you may not make a transfer from any subaccount back to the fixed account for six months following that transfer.

o You may transfer contract values from the fixed account to the variable subaccount(s) on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up for certain transfer periods subject to certain minimums).

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the fixed account to the variable subaccount(s) will be effective on the day we receive it.

o We will not accept requests for transfers from the fixed account at any other time.


o Once annuity payouts begin, you may not make transfers to or from the fixed account, but you may make transfers once per contract year among the variable subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest.


Two ways to request a transfer or a withdrawal
1        By letter

Send  your  name,   contract   number,   Social   Security  number  or  taxpayer
identification number and signed request for a transfer or withdrawal to:

Regular mail:
American Enterprise Life Insurance Company
80 South Eighth Street
P.O. Box 534
Minneapolis, MN 55440-0534

Express mail:
American Enterprise Life Insurance Company
Attention: Unit 829
733 Marquette Avenue
Minneapolis, MN 55402


Minimum amount
Transfers or withdrawals:           $100 or entire variable subaccount or fixed
                                    account balance

Maximum amount
Transfers or withdrawals:           Contract value or the entire variable
                                    subaccount or fixed account balance


2        By automated transfers and automated partial withdrawals


Your sales representative can help you set up automated transfers among your subaccount(s) or fixed account or partial withdrawals from the accounts.


You can start or stop this service by written request or other method acceptable to American Enterprise Life. You must allow 30 days for American Enterprise Life to change any instructions that are currently in place.


o        Automated transfers may not exceed an amount that, if continued,  would
         deplete  the  fixed  account  or  subaccount(s)   from  which  you  are
         transferring within 12 months unless we agree otherwise.


o Automated transfers and automated partial withdrawals are subject to all of the contract provisions and terms, including transfer of contract values between accounts. Automated withdrawals may be restricted by applicable law under some contracts.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

Minimum amount
Automated transfers or withdrawals:                 $100 monthly/$250 quarterly,
                                                    semiannually or annually

Maximum amount
Automated transfers or withdrawals:                 Contract value (except for
                                                    automated transfers from the
                                                    fixed account)

Withdrawals from your contract


As owner, you may withdraw all or part of your contract at any time before annuity payouts begin by sending a written request to American Enterprise Life. For total withdrawals we will compute the value of the withdrawal at the next close of business after we receive your request. We may ask you to return the contract. You may have to pay withdrawal charges (see "Withdrawal charge") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin.

Withdrawal policies
If you have a balance in more than one account and request a partial withdrawal, we will withdraw money from all your subaccounts and/or the fixed account in the same proportion as your value in each correlates to your total contract value, unless you request otherwise.

Receiving payment when you request a withdrawal By regular or express mail:

o        Payable to owner.

o Normally mailed to address of record within seven days after receiving your request. However, we may postpone the payment if:

         -the withdrawal  amount includes a purchase  payment check that has not cleared;
         -the NYSE is closed, except for normal holiday and weekend closings; -trading on the NYSE is restricted, according to SEC rules;
         -an  emergency,  as defined by SEC rules,  makes it impractical to sell securities or value the net assets of the accounts; or -the SEC permits us to delay payment for the protection of security holders.

NOTE: You will be charged a fee if you request express mail delivery.

Changing ownership

You may change ownership of your nonqualified annuity at any time by filing a change of ownership on a form approved by us and sent to our Minneapolis administrative offices. The change will become binding upon us when we receive and record it. We will honor any change of ownership request believed to be authentic and will use reasonable procedures to confirm authenticity. If these procedures are followed, we take no responsibility for the validity of the change.


If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code.

Benefits in case of death

If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of:


1.   the contract value; or


2. the total purchase payments paid less any "adjustments for partial withdrawals;" or

3. the "maximum anniversary value" immediately preceding the date of death increased by the dollar amount of any payments since that anniversary and reduced by any adjustments for partial withdrawals since that anniversary.

We calculate "adjustments for partial withdrawals" for each partial withdrawal as the product of (a) times (b) where:

     (a) is the ratio of the amount of the partial withdrawal (including any applicable withdrawal charge) to the contract value on the date of (but prior to) the partial withdrawal; and

     (b) is the death benefit on the date of (but prior to) the partial withdrawal.

Each contract anniversary prior to the earlier of your or the annuitant's 81st birthday, we calculate the anniversary value which is the greater of:

     (a)  the contract value on that anniversary; or

     (b) total payments made to the contract minus adjustments for partial withdrawals.

The "maximum anniversary value" is equal to the greatest of these anniversary values.


Example:

o    The contract is purchased with a payment of $20,000 on January 1, 1999.
o On January 1, 2000 (the first contract anniversary) the contract value has grown to $24,000.
o On March 1, 2000 the contract value has fallen to $22,000, at which point the owner takes a $1,500 partial withdrawal, leaving a contract value of $20,500.

The death benefit on March 1, 2000 is calculated as follows:


The "maximum anniversary value:"                                      $24,000.00
(the greatest of the anniversary values which was the contract value on January 1, 2000)


plus any purchase payments paid since that anniversary:            +        0.00

less any "adjusted partial withdrawal" taken since that anniversary,
calculated as:                      1,500      x   24,000     =    -    1,636.36
                                    -----                          -------------
                                   22,000
for a death benefit of:                                               $22,363.64


If your spouse is sole beneficiary under a nonqualified annuity and you die before the retirement date, your spouse may keep the annuity as owner. To do this your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.


Under a qualified annuity, if the annuitant dies before the Code requires distributions to begin, and the spouse is the only beneficiary, the spouse may keep the annuity as owner until the date on which the spouse reaches age 70 1/2 or any other date permitted by the Code. To do this, the spouse must give us written instructions within 60 days after we receive proof of death.


Payments: We will pay the beneficiary in a single sum unless you have given us other written instructions, or the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after we receive proof of death; and o payouts begin no later than one year after death, or other date as permitted by the Code; and o the payout period does not extend beyond the beneficiary's life or life expectancy.

When paying the beneficiary, we will determine the contract's value at the next close of business after our death claim requirements are fulfilled. Interest, if any, will be paid from the date of death at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled. (See "Taxes.")

The annuity payout period


As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. No withdrawal charges are deducted under the payout plans listed below.

You also decide whether annuity payouts are to be made on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any applicable premium tax). You may reallocate this contract value to the fixed account to provide fixed dollar payouts and/or among the subaccounts to provide variable annuity payouts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest.


Amounts of fixed and variable payouts depend on:
o        the annuity payout plan you select;
o        the annuitant's age and, in most cases, sex;
o        the annuity table in the contract; and
o        the amounts you allocated to the account(s) at settlement.


In addition, for variable payouts only, amounts depend on the investment performance of the subaccount(s) you select. These payouts will vary from month to month because the performance of the underlying funds will fluctuate. (In the case of fixed annuities, payouts remain the same from month to month.) For information with respect to transfers between accounts after annuity payouts begin, see "Transfer policies."


Annuity payout plans
You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are to be used to purchase the payout plan:


o Plan A - Life annuity - no refund: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death; no further payouts will be made. This means that if the annuitant dies after only one monthly payout has been made, we will not make any more payouts.

o Plan B - Life annuity with five, 10 or 15 years certain: We make monthly payouts for a guaranteed payout period of five, 10 or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period has expired. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o Plan C - Life annuity - installment refund: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o Plan D - Joint and last survivor life annuity - no refund: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

o Plan E - Payouts for a specified period: We make monthly payouts for a specific payout period of 10 to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. In addition, a 10% IRS penalty tax could apply under this payout plan. (See "Taxes.")


Restrictions for some qualified plans: If you purchased a qualified annuity, you must select a payout plan that provides for payouts:

o        over the life of the annuitant;
o        over the joint lives of the annuitant and a designated beneficiary;
o        for a period not exceeding the life expectancy of the annuitant; or
o for a period not exceeding the joint life expectancies of the annuitant and a designated beneficiary.


You have the responsibility for electing a payout plan the complies with your contract and with applicable law.

If we do not receive instructions: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed. Contract values that you have allocated to the fixed account will provide fixed dollar payouts and contract values that you have allocated among the subaccounts will provide variable annuity payouts.


If monthly payouts would be less than $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.


Death after annuity payouts begin
If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.


Taxes


Generally, under current law, any increase in your contract value is taxable to you only when you receive a payout or withdrawal. (However, see detailed discussion below.) Any portion of the annuity payouts and any withdrawals you request that represent ordinary income are normally taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow tax free if you meet certain distribution requirements.


Annuity payouts under nonqualified annuities: A portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. All amounts received after your investment in the annuity is fully recovered will be subject to tax.


Tax law requires that all nonqualified deferred annuity contracts issued by the same company to the same owner during a calendar year be taxed as a single, unified contract when distributions are taken from any one of those contracts.

Annuity payouts under qualified annuities (except Roth IRAs): Under a qualified annuity, the entire payout generally is includable as ordinary income and subject to tax except to the extent that contributions were made with after-tax dollars. If you or your employer invested in your contract with pre-tax dollars as part of a qualified retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you.

Withdrawals: If you withdraw part or all of your contract before your annuity payouts begin, your withdrawal payment will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds your investment. You also may have to pay a 10% IRS penalty for withdrawals you make prior to age 59 1/2. For qualified annuities, other penalties may apply if you make withdrawals from your annuity before your plan specifies that you can receive payouts.


Death benefits to beneficiaries: The death benefit under an annuity (except a Roth IRA) is not tax exempt. Any amount received by the beneficiary that represents previously deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year(s) he or she receives the payments. The death benefit under a Roth IRA generally is not taxable as ordinary income to the beneficiary.

Annuities owned by corporations, partnerships or trusts: For nonqualified annuities any annual increase in the value of annuities held by such entities generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the income will remain tax deferred.


Penalties: If you receive amounts from your contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received by you or your beneficiary:


o        because of your death;
o        because you become disabled (as defined in the Code);
o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or
o if it is allocable to an investment before Aug. 14, 1982 (except for qualified annuities).

For a qualified annuity, other penalties or exceptions may apply if you make withdrawals from your annuity before your plan specifies that payouts can be made.


Withholding, generally: If you receive all or part of the contract value from an annuity, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for such amounts on your annual tax return.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security number or taxpayer identification number, you may elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion. Similar to above, as long as you have provided us with a valid Social Security number or taxpayer identification number, you may elect not to have this withholding occur.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from any payment from which we deduct federal withholding. The withholding requirements may differ if we are making payment to a non-U.S. citizen or if we deliver the payment outside the United States.

Transfer of ownership of a nonqualified annuity: If you make such a transfer without receiving adequate consideration, the transfer is a gift, and also may be a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the annuity will be the value of the annuity at the time of the transfer.


Collateral assignment of a nonqualified annuity: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal.


Important: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax adviser if you have any questions about taxation of your contract.

Tax qualification
We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendments.


Voting rights


As a contract owner with investments in the variable subaccount(s), you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.


Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each variable subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:


o the reserve held in each subaccount for your contract; divided by o the net asset value of one share of the applicable fund.


As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.


We calculate votes separately for each account. We will send notice of these meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we have received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we have received instructions.


Substitution of investments


We may change the funds from which the subaccounts buy shares if: laws or regulations change; the existing funds become unavailable; or, in the judgment of American Enterprise Life, the funds no longer are suitable for the subaccounts. If any of these situations occur, we have the right to substitute the funds held in the subaccounts for other registered open-end management investment companies when American Enterprise Life believes it would be in the best interest of persons having voting rights under the contracts.

We may also:
     o    add new subaccounts;
     o    combine any two or more subaccounts;
     o    make additional subaccounts investing in additional funds;
     o    transfer assets to and from the  subaccounts or the variable  account;
          and
     o    eliminate or close any subaccounts.

In the event of substitution or any of these changes, American Enterprise Life, without the consent or approval of the owners, may amend the contract and take whatever action is necessary and appropriate. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments. American Enterprise Life will notify owners of any substitution or change.

Distribution of the contract

[To be filed by amendment]


About American Enterprise Life


American Enterprise Life issues the annuities. American Enterprise Life is a wholly-owned subsidiary of IDS Life, which is a wholly-owned subsidiary of AEFC. AEFC is a wholly-owned subsidiary of American Express Company. American Express Company is a financial services company principally engaged through subsidiaries (in addition to AEFC) in travel related services, investment services and international banking services.


American Enterprise Life is a stock life insurance company organized in 1981 under the laws of the state of Indiana. Its administrative offices are located at 80 South Eighth Street, Minneapolis, MN 55402. Its statutory address is 100 Capitol Center South, 201 North Illinois Street, Indianapolis, IN 46204. American Enterprise Life is licensed in the state of Indiana and it conducts a conventional life insurance business.


Legal Proceedings

A number of lawsuits have been filed against life and health insurers in jurisdictions in which American Enterprise Life and AEFC do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents and other matters. American Enterprise Life and AEFC, like other life and health insurers, from time to time are involved in such litigation. On October 13, 1998, an action entitled Richard W. And Elizabeth J. Thoresen vs. American Express Financial Corporation, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York was commenced in Minnesota State Court. The action was brought by individuals who purchased an annuity in a qualified plan. They allege that the sale of annuities in tax-deferred contributory retirement investment plans (e.g., IRAs) is never appropriate. The plaintiffs purport to represent a class consisting of all persons who made similar purchases. The plaintiffs seek damages in an unspecified amount.

American Enterprise Life is an defendant in various other lawsuits, none of which, in American Enterprise Life's opinion, will result in a material liability.


Year 2000

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of the variable account. The variable account has no computer systems of its own but is dependent upon the systems maintained by AEFC and certain other third parties.

A comprehensive review of AEFC's computer systems and business processes has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. AEFC's goal is to complete internal remediation and testing of each system by the end of 1998 and to continue compliance efforts through 1999. The Year 2000 readiness of unaffiliated investment managers and other third parties whose system failures could have an impact on the variable account's operations currently is being evaluated. The potential materiality of any such impact is not known at this time.

Regular and special reports

Services
To help you track and evaluate the performance of your annuity, American Enterprise Life provides:

Quarterly statements showing the value of your investment.

Annual reports containing required information on the annuity and its underlying investments.



Appendix A
Example of Dollar Cost Averaging
                                 How dollar-cost averaging works

                        Month          Amount          Accumulation        Number of units
                                      invested          unit value            purchased
By investing an         Jan             $100                $20                 5.00
equal number of
dollars each month...   Feb              100                18                  5.56

                        Mar              100                17                  5.88

you automatically       Apr              100                15                  6.67
buy more units
when the per unit       May              100                16                  6.25
market price is low...
                        Jun              100                18                  5.56

                        Jul              100                17                  5.88

                        Aug              100                19                  5.26

and fewer units         Sep              100                21                  4.76
when the per unit
market price is high    Oct              100                20                  5.00

You have paid an average price of only $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any variable subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

Table of contents of the Statement of Additional Information


Performance Information................................................
Calculating Annuity Payouts............................................
Rating Agencies........................................................
Principal Underwriter..................................................
Independent Auditors...................................................
Saving for Retirement..................................................
Prospectus.............................................................
Financial Statements -
         American Enterprise Life Insurance Company


--------------------------------------------------------------------------------
Please check the appropriate box to receive a copy of the Statement of Additional Information for:


        Asset Allocation Variable Annuity


        Variable Insurance Trust

Mail your request to:

American Enterprise Life Insurance Company
80 South Eighth Street
P.O. Box 534
Minneapolis, MN 55440-0534
800-333-3437

American Enterprise Life will mail your request to:

Your name_______________________________________________________________________

Address_________________________________________________________________________

City_____________________________State____________________Zip___________________

                       STATEMENT OF ADDITIONAL INFORMATION

                                       for


                        ASSET ALLOCATION VARIABLE ANNUITY


                  AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT


                                __________, 1999



American  Enterprise  Variable Annuity Account is a separate account established
and  maintained  by  American   Enterprise  Life  Insurance   Company  (American
Enterprise Life).


This Statement of Additional Information (SAI), dated , 1999, is not a prospectus. It should be read together with the prospectus dated , 1999, which you can obtain from your sales representative, or by writing or calling American Enterprise Life at the address or telephone number below.




American Enterprise Life Insurance Company
80 South Eighth Street
P.O. Box 534
Minneapolis, MN  55440-0534
800-333-3437

                                TABLE OF CONTENTS

Performance Information.........................................................

Calculating Annuity Payouts.....................................................

Rating Agencies.................................................................

Principal Underwriter...........................................................

Independent Auditors............................................................


Prospectus......................................................................


Financial Statements -
 .........American Enterprise Life Insurance Company

PERFORMANCE INFORMATION



Calculation of yield for the subaccounts investing in income funds

For the subaccounts investing in income funds, we base quotations of yield on all investment income earned during a particular 30-day period, less expenses accrued during the period (net investment income) and compute it by dividing net investment income per accumulation unit by the value of an accumulation unit on the last day of the period, according to the following formula:


                                 YIELD = 2[(a-b + 1)6  - 1]
                                            cd

where:            a = dividends and investment income earned during the period
                  b = expenses accrued for the period (net of reimbursements)
                  c = the  average   daily  number  of   accumulation   units
                      outstanding during the period that were entitled to receive dividends
                  d = the maximum  offering price per  accumulation  unit on the last day of the period


The subaccount earns yield from the increase in the net asset value of shares of the fund in which the subaccount invests and from dividends declared and paid by the fund, which are automatically invested in shares of the fund.


Calculation of Average Annual Total Return


We will express quotations of average annual total return for a subaccount in terms of the average annual compounded rate of return of a hypothetical investment in the annuity over a period of one, five and 10 years (or, if less, up to the life of the account), calculated according to the following formula:


                                  P(1+T)n = ERV

where:            P   =    a hypothetical initial payment of $1,000
                  T   =    average annual total return
                  n   =    number of years
              EVR     =    Ending  Redeemable  Value of a hypothetical  $1,000
                           payment made at the beginning of the one-, five-, or 10-year (or other) period at the end of the one-, five-, or 10-year (or other) period (or fractional portion thereof)

We calculated the following performance figure on the basis of historical performance of each fund. We show performance from the commencement date of the funds as if the annuity had existed at that time. Past performance does not guarantee future results. We did not provide any performance information for the subaccounts because they are new and have not had any activity to date.


                           Average Annual Total Return For Period Ended , 1998


Average Annual Total Return with Withdrawal


                   Performance Since Commencement of the Fund*


                                                                Since
                                                                Commencement
Subaccount investing in:      1 Year      5 Year     10 Year    (Fund)
-----------------------


Fund 1 (date/date)**
Fund 2 (date/date)
Fund 3 (date/date)
Fund 4 (date/date)
Fund 5 (date/date)
Fund 6 (date/date)
Fund 7 (date/date)
Fund 8 (date/date)
Fund 9 (date/date)
Fund 10 (date/date)
Fund 11 (date/date)
Fund 12 (date/date)
Fund 13 (date/date)
Fund 14 (date/date)
Fund 15 (date/date)
Fund 16 (date/date)

* Current applicable annual charges deducted from fund performance include a mortality and expense risk fee of 1.25% (as a percentage of average daily net assets), a variable account administrative charge of 0.15% (as a percentage of average daily net assets) and a $30 contract administrative charge. ** (Commencement date of the subaccount; Commencement date of the fund)

Average Annual Total Return without Withdrawal

                   Performance Since Commencement of the Fund*

                                                                Since
                                                                Commencement
Subaccount investing in:      1 Year      5 Year     10 Year    (Fund)
-----------------------

Fund 1 (date/date)**
Fund 2 (date/date)
Fund 3 (date/date)
Fund 4 (date/date)
Fund 5 (date/date)
Fund 6 (date/date)
Fund 7 (date/date)
Fund 8 (date/date)
Fund 9 (date/date)
Fund 10 (date/date)
Fund 11 (date/date)
Fund 12 (date/date)
Fund 13 (date/date)
Fund 14 (date/date)
Fund 15 (date/date)
Fund 16 (date/date)

* Current applicable annual charges deducted from fund performance include a mortality and expense risk fee of 1.25% (as a percentage of average daily net assets), a variable account administrative charge of 0.15% (as a percentage of average daily net assets) and a $30 contract administrative charge. ** (Commencement date of the subaccount; Commencement date of the fund)


Aggregate Total Return


Aggregate total return represents the cumulative change in value of an investment for a given period (reflecting change in a subaccount's accumulation unit value). We compute aggregate total return using the following formula:


                                               ERV - P
                                                  P

where:        P = a hypothetical initial payment of $1,000
         ERV    = Ending  Redeemable  Value of a  hypothetical  $1,000 payment made at the beginning of the one-, five-, or 10- year (or other) period at the end of the one-, five-, or 10- year (or other) period (or fractional portion thereof)


When we calculate average annual or aggregate total return, the Securities and Exchange Commission (SEC) requires that we make an assumption that the contract owner withdraws the entire contract at the end of the one-, five- and 10- year periods (or, if less, up to the life of the subaccount). In addition, we may show performance figures without the deduction of a withdrawal charge. All total return figures reflect the deduction of all applicable charges including the contract administrative charge, the variable account administrative charge and the mortality and expense risk fee.

Independent rating or statistical services or publishers or publications such as The Bank Rate Monitor National Index, Barron's, Business Week, CDA Technologies, Donoghue's Money Market Fund Report, Financial Services Week, Financial Times, Financial World, Forbes, Fortune, Global Investor, Institutional Investor, Investor's Daily, Kiplinger's Personal Finance, Lipper Analytical Services, Money, Morningstar, Mutual Fund Forecaster, Newsweek, The New York Times, Personal Investor, Stanger Report, Sylvia Porter's Personal Finance, USA Today, U.S. News & World Report, The Wall Street Journal and Wiesenberger Investment Companies Service may quote subaccount performance, compare it to rankings, yields or returns, or use it in variable annuity accumulation or settlement illustrations they publish or prepare.


CALCULATING ANNUITY PAYOUTS

The Variable Account


We do the following calculations separately for each of the subaccounts of the variable account. The separate monthly payouts, added together, make up your total variable annuity payout.


Initial Payout: To compute your first monthly payment, we:


o determine the dollar value of your annuity as of the valuation date on (or next day preceding) the seventh calendar day before the retirement date and then deduct any applicable premium tax; then
o apply the result to the annuity table contained in the contract or another table at least as favorable. The annuity table shows the amount of the first monthly payment for each $1,000 of value which depends on factors built into the table, as described below.

Annuity Units: We then convert the value of your subaccount to annuity units. To compute the number of units credited to you, we divide the first monthly payment by the annuity unit value (see below) on the valuation date on (or next day preceding) the seventh calendar day before the retirement date. The number of units in your subaccount is fixed. The value of the units fluctuates with the performance of the underlying fund.


Subsequent Payouts: To compute later payouts, we multiply:


o the annuity unit value on the valuation date on (or next day preceding) the seventh calendar day before the payout is due; by


o    the fixed number of annuity units credited to you.


Annuity Table: The table shows the amount of the first monthly payment for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.) The table assumes that the contract value is invested at the beginning of the annuity payout period and earns a 4% rate of return, which is reinvested and helps to support future payouts.

Annuity Unit Values: This value originally was set at $1 for each subaccount. To calculate later value we multiply the last annuity value by the product of:

o    the net investment factor; and
o the neutralizing factor. The purpose of the neutralizing factor is to offset the effect of the assumed investment rate built into the annuity table. With an assumed investment rate of 4%, the neutralizing factor is
     0.999893 for a one day valuation period.

Net Investment Factor: We determine this value by:

o adding the underlying fund's current net asset value per share plus per-share amount of any current dividend or capital gain distribution; then
o    dividing that sum by the previous net asset value per share; and
o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the underlying fund may fluctuate, the net investment factor may be greater or less than one, and the annuity unit value may increase or decrease. You bear this investment risk in a variable subaccount.


The Fixed Account


Your fixed annuity payout amounts are guaranteed by American Enterprise Life. Once calculated, your payout will remain the same and never change. To calculate your annuity payouts we:

o take the value of your fixed account at the retirement date or the date you have selected to begin receiving your annuity payouts; then
o using an annuity table, we apply the value according to the annuity payout plan you select.

The annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The values in the table will be equal to or greater than the table in your contract.

RATING AGENCIES


The following chart reflects the ratings given to American Enterprise Life by independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. This information does not relate to the management or performance of the variable subaccounts of the annuity. This information relates only to the fixed account and reflects American Enterprise Life's ability to make annuity payouts and to pay death benefits and other distributions from the annuities.


             Rating agency                          Rating

               A.M. Best                              A+
                                                  (Superior)

             Duff & Phelps                           AAA

                Moody's                              Aa2

PRINCIPAL UNDERWRITER


The principal underwriter for the variable accounts is __________ which offers the variable contracts on a continuous basis.


INDEPENDENT AUDITORS


[To be filed by amendment]


PROSPECTUS


The prospectus, dated ________, 1999, is hereby incorporated in this SAI by reference.

[Financial statements to be filed by amendment]

PART C.

Item 24.          Financial Statements and Exhibits

(a)       Financial   Statements   included  in  Part  B  of  this  Registration
          Statement:

          To be filed by amendment

(b)       Exhibits:

1. Resolution of the Executive Committee of the Board of Directors of American Enterprise Life establishing the American Enterprise Variable Annuity Account dated July 15, 1987, filed electronically as Exhibit 1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

2.        Not applicable.

3.1       Form of Master General Agent Agreement to be filed by amendment.

3.2       Form of General Agent Agreement to be filed by amendment.

4.1 Form of Deferred Annuity Contract (form 43350) is filed electronically herewith.

4.2 Form of Roth IRA Endorsement (form 43353) is filed electronically herewith.

4.3 Form of SEP-IRA Endorsement (form 43352) is filed electronically herewith.

5.        Form  of  Variable   Annuity   Application   (form   43351)  is  filed
          electronically herewith.

6.1 Amendment and Restatement of Articles of Incorporation of American Enterprise Life dated July 29, 1986, filed electronically as Exhibit
          6.1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

6.2       Amended By-Laws of American  Enterprise Life, filed  electronically as
          Exhibit 6.2 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

7.        Not applicable.

8         Copy of Participation Agreement to be filed by amendment

9. Opinion of counsel and consent to its use as to the legality of the securities being registered to be filed by amendment.

10.       Consent of Independent Auditors to be filed by amendment.

11. Financial Statement Schedules and Report of Independent Auditors to be filed by amendment.

12.       Not applicable.

13. Copy of schedule for computation of each performance quotation provided in the Registration Statement in response to Item 21, filed electronically as Exhibit 13 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

14.       Not applicable.

15.1. Power of Attorney to sign this Registration Statement, dated March 28, 1997, filed electronically as Exhibit 15 to Post-Effective Amendment No. 7 to Registration Statement No. 33-54471, is incorporated herein by reference.

15.2. Power of Attorney to sign this Registration Statement, dated April 9, 1998, filed electronically as Exhibit 15.2 to Post-Effective Amendment No. 10 to Registration Statement No. 33-54471, is incorporated herein by reference.



Item 25.  Directors and Officers of the Depositor (American Enterprise Life Insurance Company)

Name                                  Principal Business Address             Positions and Offices with Depositor
------------------------------------- -------------------------------------- --------------------------------------

James E. Choat                        IDS Tower 10                           Director, President and Chief
                                      Minneapolis, MN  55440                 Executive Officer

Lorraine R. Hart                      IDS Tower 10                           Vice President, Investments
                                      Minneapolis, MN  55440

Jeffrey S. Horton                     IDS Tower 10                           Vice President and Treasurer
                                      Minneapolis, MN  55440

Richard W. Kling                      IDS Tower 10                           Director and Chairman of the Board
                                      Minneapolis, MN  55440

Bruce A. Kohn                         IDS Tower 10                           Vice President, Group Counsel and
                                      Minneapolis, MN  55440                 Assistant Secretary

Paul S. Mannweiler                    Indianapolis Power and Light           Director
                                      One Monument Circle
                                      P.O. Box 1595
                                      Indianapolis, IN  46206-1595

Paula R. Meyer                        IDS Tower 10                           Director and Executive Vice
                                      Minneapolis, MN  55440                 President, Assured Assets

Mary Ellyn Minenko                    IDS Tower 10                           Vice President, Group Counsel and
                                      Minneapolis, MN  55440                 Assistant Secretary

Stuart A. Sedlacek                    IDS Tower 10                           Executive Vice President
                                      Minneapolis, MN  55440

F. Dale Simmons                       IDS Tower 10                           Vice President, Real Estate Loan
                                      Minneapolis, MN  55440                 Management

William A. Stoltzmann                 IDS Tower 10                           Director, Vice President, General
                                      Minneapolis, MN  55440                 Counsel and Secretary

Philip C. Wentzel                     IDS Tower 10                           Vice President and Controller
                                      Minneapolis, MN 55440


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

                  American Enterprise Life Insurance Company is a wholly-owned subsidiary of IDS Life Insurance Company which is a wholly-owned subsidiary of American Express Financial Corporation. American Express Financial Corporation is a wholly-owned subsidiary of American Express Company (American Express).

          The following list includes the names of major subsidiaries of American Express.

                                                                                        Jurisdiction of
Name of Subsidiary                                                                      Incorporation

I. Travel Related Services

     American Express Travel Related Services Company, Inc.                             New York

II. International Banking Services

     American Express Bank Ltd.                                                         Connecticut

III. Companies engaged in Financial Services

     Advisory Capital Strategies Group Inc.                                             Minnesota
     American Centurion Life Assurance Company                                          New York
     American Enterprise Investment Services Inc.                                       Minnesota
     American Enterprise Life Insurance Company                                         Indiana
     American Express Asset Management Group Inc.                                       Minnesota
     American Express Asset Management International Inc.                               Delaware
     American Express Asset Management International (Japan) Ltd.                       Japan
     American Express Asset Management Ltd.                                             England
     American Express Client Service Corporation                                        Minnesota
     American Express Corporation                                                       Delaware
     American Express Financial Advisors Inc.                                           Delaware
     American Express Financial Corporation                                             Delaware
     American Express Insurance Agency of Arizona Inc.                                  Arizona
     American Express Insurance Agency of Idaho Inc.                                    Idaho
     American Express Insurance Agency of Nevada Inc.                                   Nevada
     American Express Insurance Agency of Oregon Inc.                                   Oregon
     American Express Minnesota Foundation                                              Minnesota
     American Express Property Casualty Insurance Agency of Kentucky Inc.               Kentucky
     American Express Property Casualty Insurance Agency of Maryland Inc.               Maryland
     American Express Property Casualty Insurance Agency of Pennsylvania Inc.           Pennsylvania
     American Express Trust Company                                                     Minnesota
     American Partners Life Insurance Company                                           Arizona
     IDS Cable Corporation                                                              Minnesota
     IDS Cable II Corporation                                                           Minnesota
     IDS Capital Holdings Inc.                                                          Minnesota
     IDS Certificate Company                                                            Delaware
     IDS Futures Corporation                                                            Minnesota
     IDS Insurance Agency of Alabama Inc.                                               Alabama
     IDS Insurance Agency of Arkansas Inc.                                              Arkansas
     IDS Insurance Agency of Massachusetts Inc.                                         Massachusetts
     IDS Insurance Agency of New Mexico Inc.                                            New Mexico
     IDS Insurance Agency of North Carolina Inc.                                        North Carolina
     IDS Insurance Agency of Utah Inc.                                                  Utah
     IDS Insurance Agency of Wyoming Inc.                                               Wyoming
     IDS Life Insurance Company                                                         Minnesota
     IDS Life Insurance Company of New York                                             New York
     IDS Management Corporation                                                         Minnesota
     IDS Partnership Services Corporation                                               Minnesota
     IDS Plan Services of California, Inc.                                              Minnesota
     IDS Property Casualty Insurance Company                                            Wisconsin
     IDS Real Estate Services, Inc.                                                     Delaware





     IDS Realty Corporation                                                             Minnesota
     IDS Sales Support Inc.                                                             Minnesota
     IDS Securities Corporation                                                         Delaware
     Investors Syndicate Development Corp.                                              Nevada
     Public Employee Payment Company                                                    Minnesota

Item 27.  Number of Contract owners

          Not applicable.

Item 28.  Indemnification

          The By-Laws of the depositor provide that the Corporation shall have the power to indemnify a director, officer, agent or employee of the Corporation pursuant to the provisions of applicable statues or pursuant to contract.

          The Corporation may purchase and maintain insurance on behalf of any director, officer, agent or employee of the Corporation against any liability asserted against or incurred by the director, officer, agent or employee in such capacity or arising out of the director's, officer's, agent's or employee's status as such, whether or not the Corporation would have the power to indemnify the director, officer, agent or employee against such liability under the provisions of applicable law.

          The By-Laws of the depositor provide that it shall indemnify a director, officer, agent or employee of the depositor pursuant to the provisions of applicable statutes or pursuant to contract.

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.     Principal Underwriters

             To be filed by amendment

Item 30.     Location of Accounts and Records

             American Enterprise Life Insurance Company
             IDS Tower 10
             Minneapolis, MN  55402

Item 31.     Management Services

             Not applicable.

Item 32. Undertakings

         (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

         (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

         (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to American Enterprise Life Contract Owner Service at the address or phone number listed in the prospectus.

         (d) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, American Enterprise Life Insurance Company, on behalf of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, and State of Minnesota, on the 19th day of November, 1998.

                           AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT
                                  (Registrant)

                           By American Enterprise Life Insurance Company
                                    (Sponsor)

                           By /s/  James E. Choat*
                                   James E. Choat
                                   President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 20th day of November, 1998.

Signature                           Title

/s/  James E. Choat*                Director, President and
     James E. Choat                 Chief Executive Officer

/s/  Jeffrey S. Horton**            Vice President and Treasurer
     Jeffrey S. Horton

/s/  Richard W. Kling*              Chairman of the Board
     Richard W. Kling

/s/  Paul S. Mannweiler*            Director
     Paul S. Mannweiler

__________________________          Director and Executive Vice
     Paula R. Meyer                 President-Assured Assets

/s/  William A. Stoltzmann*         Director, Vice President, General
     William A. Stoltzmann          Counsel and Secretary

/s/  Philip C. Wentzel**            Vice President and Controller
     Philip C. Wentzel


*Signed pursuant to Power of Attorney, dated March 28, 1997, filed electronically as Exhibit 15 to Post-Effective Amendment No. 7 to Registration Statement No. 33-54471, filed on or about April 23, 1997, incorporated herein by reference.

**Signed pursuant to Power of Attorney, dated April 9, 1998, filed electronically as Exhibit 15.2 to Post-Effective Amendment No. 10 to
Registration Statement No. 33-54471, filed on or about April 30, 1998, incorporated herein by reference.



By:__________________________
      Mary Ellyn Minenko

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement is comprised of the following papers and documents:

The Cover Page.

Cross-reference sheet.

Part A.

         The prospectus.

Part B.

         Statement of Additional Information.

Part C.

         Other Information.

         The signatures.

Exhibits.